UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                      Commission File Number: 333-131973-01

(Check One):
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


                      For Period Ended: December 31, 2006
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended: ______


Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





                                     PART I
                             REGISTRANT INFORMATION

                     SG Mortgage Securities Trust 2006-FRE2
                                (Issuing Entity)


                           SG Mortgage Securities, LLC
              (Exact Name of Depositor as Specified in its Charter}


                           SG Mortgage Finance Corp.
               (Exact Name of Sponsor as Specified in its Charter)



                            Former name if applicable


                           c/o Wells Fargo Bank, N.A.
                             9062 Old Annapolis Road
            Address of principal executive office (Street and Number)


                               Columbia, MD 21045
                            City, State and Zip Code



                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Fremont Investment & Loan ("Fremont") has informed the Registrant that it is unable to deliver the Item 1122 attestation report (the "Attestation Report") required by Regulation AB for Fremont, as servicer of the mortgage loans under the pooling and servicing agreement.

Fremont is contractually obligated to provide the Registrant with an Attestation Report by one or more registered public accounting firms related to its assessment of compliance. Fremont is in breach of those obligations. The Registrant has taken the following measures in an attempt to obtain Fremont's Attestation Report meeting the Item 1122 requirements: held numerous conferences with Fremont's senior management to discuss the implications of not delivering the Attestation Report and all possible alternatives. Despite these measures, the Registrant has been informed by senior management of Fremont that the Attestation Report will not be delivered by Fremont on or prior to the 10-K filing deadline. Fremont is not an affiliate of the Registrant.

The Registrant cannot obtain a compliant Attestation Report from Fremont through any other steps available to it. The Registrant is continuing to work with Fremont and its senior management to obtain the Attestation Report.

In addition, Fremont has provided the following disclosure for inclusion in this filing:

"On March 27, 2007, Grant Thornton LLP ("Grant Thornton") advised Fremont General Corporation (the "Company") that Grant Thornton is resigning from its position as the Company's independent registered public accounting firm. At such time, Grant Thornton also advised the Company that it would not be delivering its Attestation Report pursuant to Item 1122(b) of Regulation AB. Grant Thornton was engaged pursuant to an engagement letter dated December 4, 2006 to deliver an Attestation Report pursuant to Item 1122(b) of Regulation AB.

During the conversation in which Grant Thornton communicated to the Company's management that Grant Thornton was resigning, Grant Thornton said that in light of the Company's current operating environment and the industry in which it operates, they would have needed to expand significantly the scope of their audit with respect to the Company. No information was given as to the inability to deliver the Attestation Report.

The Company is currently working with Grant Thornton, as well as other registered public accounting firms, to deliver an Attestation Report in a timely manner."



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Chris Regnier         (410)               884-2000
                 (Name)         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                        [X] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ ] Yes       [X] No

         If so : attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                           SG Mortgage Securities, LLC
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2007               By:   /s/ Chris Regnier



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).